EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

May/June 2023

Item 3 News Releases

News release dated June 8, 2023.

Item 4 Summary of Material Change

BETR-001

On June 8, 2023, the Company announced that the IND-enabling studies using BetterLife’s 2-bromo-LSD (“BETR-001”) continue to progress. BETR-001 is a non-hallucinogenic Lysergic Acid Diethylamide (“LSD”) derivative molecule. BetterLife has previously completed the preclinical pharmacological profiling of BETR-001, which showed that BETR-001 has robust activity in various depression/anxiety animal models without hallucinogenic activity. The BETR-001 IND-enabling animal toxicology studies are now in various stages of completion. The in-life portion of the 28-day repeat dose GLP toxicology study in dogs has now been completed, and the histopathological analyses are ongoing. The GMP manufacturing of BETR-001 drug substance is also in its final stages.

Corporate

In May 2023, the Company filed its consolidated financial statements for the years ended January 31, 2023, 2022 and 2021, along with its management’s discussion and analysis and annual information form, which can be accessed at www.sedar.com.

The Company’s subsidiary, MedMelior Inc., issued 442,667 units for gross subscriptions received of US$332,000. Each unit consisted of one common share and one half of one share purchase warrant with an exercise price of US$1.25 and expiry date of May 23, 2025.

Item 5 Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

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Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

June 9, 2023

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SCHEDULE “A”

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BetterLife Continues Progress on BETR-001 IND-Enabling

Studies

VANCOUVER, British Columbia, June 8, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, today announced that the IND-enabling studies BetterLife’s 2-bromo-LSD (“BETR-001”) continue to progress. BETR-001 is a non-hallucinogenic Lysergic Acid Diethylamide (“LSD”) derivative molecule.

BetterLife has previously completed the preclinical pharmacological profiling of BETR-001, which showed that BETR-001 has robust activity in various depression/anxiety animal models without hallucinogenic activity. The BETR-001 IND-enabling animal toxicology studies are now in various stages of completion. The in-life portion of the 28-day repeat dose GLP toxicology study in dogs has now been completed, and the histopathological analyses are ongoing. The GMP manufacturing of BETR-001 drug substance is also in its final stages.

Dr. Ahmad Doroudian, CEO of BetterLife commented, “We are very excited to be about mid-way through the BETR-001 IND-enabling toxicology studies, which are based on the guidance we received from the FDA from our pre-IND meeting. We will file the BETR-001 IND and begin human trials as soon as these IND-enabling studies are completed.”

He further added, “The recently published American College of Physician’s (ACP) guidelines for the treatment of Major Depressive Disorder (MDD) highlight the scale of MDD and the high unmet medical need. The guidelines say that “in the United States, more than 20% of adults experience MDD in their lifetime, with around 10% experiencing it in a given year”, and that the “estimated economic burden attributable to MDD in the United States was $120 billion in 2020”. And discussing the current MDD treatments, the guidelines say that primary care physicians are the initial care-providers for MDD, but that “approximately up to 70% of patients with MDD do not achieve remission and remain in the acute phase after the initial pharmacologic treatment attempt.” In such a market, we foresee that BETR-001, which is a new treatment class, and non-hallucinogenic and therefore not a regulated substance, will find widespread acceptance and play a key role in helping MDD patients.’

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be potentially self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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